Consolidated Financial Statements of

Mala Noche Resources Corp.

December 31, 2009

Mala Noche Resources Corp.
December 31, 2009

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Auditors’ Report

To the Shareholders of
Mala Noche Resources Corp.

We have audited the consolidated balance sheets of Mala Noche Resources Corp. as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) Deloitte & Touche LLP

Chartered Accountants
April 28, 2010

Mala Noche Resources Corp.
Consolidated statements of operations and comprehensive loss
For the years ended December 31
(In Canadian dollars)

	2009	2008
	$	$

Expenses
Professional fees	281,488	48,928
Management fees	150,000	14,000
Stock-based compensation (Note 6)	82,191	522,405
Office	82,184	1,180
Administration and miscellaneous	68,759	37,726
Travel, meals and entertainment	41,325	3,687
Regulatory, transfer agent and filing fees	40,522	11,217
Amortization	37,753	20,778
Insurance	13,725	-
Loss before other items	(797,947)	(659,921)

Other (expenses) income

Other expenses	(54,809)	(48,104)
Foreign exchange loss	(21,570)	(49,376)
Interest income	246	2,236
Net loss and comprehensive loss	(874,080)	(755,165)

Basic and diluted loss per share	(0.02)	(0.05)

Weighted average number of common shares
outstanding - basic and diluted	43,164,756	14,254,199

The accompanying notes are an integral part of these consolidated financial statements.

Mala Noche Resources Corp.
Consolidated balance sheets
As at December 31
(In Canadian dollars)

	2009	2008
	$	$
Assets
Current assets
Cash	1,065,699	259,228
Receivables	165,041	103,228
Prepaid expenses	36,003	7,079
	1,266,743	369,535
Mineral interests (Note 5)	1,663,056	1,569,713
	2,929,799	1,939,248
Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 9)	177,344	274,656

Shareholders' equity
Share capital (Note 6)	3,001,300	1,739,718
Warrants (Note 6)	837,742	-
Subscriptions received (Note 6)	-	180,000
Contributed surplus (Note 6)	637,009	594,390
Deficit	(1,723,596)	(849,516)
	2,752,455	1,664,592
	2,929,799	1,939,248

Nature and continuance of operations (Note 1)
Subsequent events (Note 11)

Approved by the Directors

(Signed) Wade D. Nesmith
Wade D. Nesmith, Director

(Signed) David Demers
David Demers, Director

The accompanying notes are an integral part of these consolidated financial statements

Mala Noche Resources Corp.
Consolidated statement of shareholders’ equity
(In Canadian dollars)

	Common shares				Subscriptions				Contributed
	Shares		Amount		Received		Warrants		Surplus		Deficit		Total
		$		$		$		$		$		$

Balance, December 31, 2007	8,260,533		379,754		-		-		-		(18,910)		360,844
Issuance of common shares (Note 6)	11,320,250		1,121,328		-		-		-		-		1,121,328
Subscriptions received (Note 6)	-		-		180,000		-		-		-		180,000
Stock-based compensation (Note 4)	-		-		-		-		522,405		-		522,405
Apoka transaction (Note 4)	5,000,000		238,636		-		-		71,985		(75,441)		235,180
Net loss and comprehensive loss	-		-		-		-		-		(755,165)		(755,165)
Balance, December 31, 2008	24,580,783		1,739,718		180,000		-		594,390		(849,516)		1,664,592
Issuance of common shares (Note 6)	33,692,500		1,139,163		(180,000)		841,839		-		-		1,801,002
Exercise of warrants (Note 6)	150,000		19,097		-		(4,097)		-		-		15,000
Exercise of stock options (Note 6)	425,000		103,322		-		-		(39,572)		-		63,750
Stock-based compensation (Note 6)	-		-		-		-		82,191		-		82,191
Net loss and comprehensive loss	-		-		-		-		-		(874,080)		(874,080)
Balance, December 31, 2009	58,848,283		3,001,300		-		837,742		637,009		(1,723,596)		2,752,455

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Mala Noche Resources Corp.
Consolidated statements of cash flows
For the years ended December 31
(In Canadian dollars - unaudited)

	2009	2008
	$	$

Operating activities
Net loss	(874,080)	(755,165)
Items not involving cash
Amortization	37,753	20,778
Stock-based compensation	82,191	522,405
Unrealized foreign exchange loss	21,393	49,708
	(732,743)	(162,274)
Changes in non-cash working capital items:
Receivables	(80,909)	(100,436)
Prepaid expenses	(29,866)	-
Accounts payable and accrued liabilities	(91,034)	44,660
	(934,552)	(218,050)

Investing activities
Expenditures on mineral interests	(131,096)	(1,392,983)

Financing activities
Proceeds on issuance of common shares and warrants	2,068,000	1,132,025
Subscriptions received	-	180,000
Share and warrant issuance costs	(188,248)	(10,697)
Cash received in Apoka transaction net of transaction costs (Note 4)	-	247,039
	1,879,752	1,548,367
Effect of exchange rate changes on cash	(7,633)	5,774
Increase (decrease) in cash	806,471	(56,892)
Cash, beginning of year	259,228	316,120
Cash, end of year	1,065,699	259,228

Supplemental cash flow information
Interest paid	-	-
Income taxes paid	-	-
Additions to mineral interests financed by non-cash working capital items	-	107,399

The accompanying notes are an integral part of these consolidated financial statements.

Mala Noche Resources Corp.
(formerly Apoka Capital Corporation)
Notes to the consolidated financial statements
Years ended December 31, 2009 and 2008
(In Canadian dollars)

1.	Nature and continuance of operations

Mala Noche Resources Corp. (the “Company”), formerly Apoka Capital Corporation (“Apoka”) was incorporated on November 26, 2007 under the Business Corporations Act (British Columbia). Apoka was a Capital Pool Company pursuant to the policies of the TSX Venture Exchange (the “TSXV”). On October 29, 2008, Apoka completed its qualifying transaction (the “Qualifying Transaction”) with the acquisition of 100% of the outstanding shares of Mala Noche Resources Corp. (“MNR”), a private corporation engaged in the business of mineral exploration (Note 4). The acquisition was accomplished through an exchange of shares which resulted in the former shareholders of MNR obtaining control of the Company. Accordingly, this transaction was recorded as a reverse takeover for accounting purposes as MNR was deemed to be the acquirer and these consolidated financial statements are a continuation of the financial statements of MNR while the capital structure is that of Apoka. The results of operations and cash flows for periods prior to October 29, 2008 presented in these consolidated financial statements are those of MNR.

Concurrent with the completion of the Qualifying Transaction, Apoka changed its name to “Mala Noche Resources Corp.” and commenced trading on the TSXV on October 31, 2008 under the symbol “MLA”. The Company is a Tier 2 development stage corporation pursuant to the policies of the TSXV engaged in the business of acquiring, exploring, developing and ultimately attempting to achieve commercial production from mineral resource properties. The Company currently has one mineral interest, an option on the Ventanas property in Durango Province, Mexico, which is in the exploration stage (Note 5).

In November 2008, management decided to defer further exploration activities on the Ventanas property, given the uncertainty in the financial and capital markets. The Ventanas property has therefore been placed on care and maintenance, which requires minimal cash outlays during the period of deferral. In the meantime, the Company is pursuing other opportunities, in particular those involving less established companies that have producing or near producing precious metals assets.

The financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. There is substantial uncertainty of the Company’s ability to continue as a going concern given the past accumulated losses of $1,723,596 and the lack of financial resources to meet the Company’s commitments. The Company’s ability to continue on a going concern basis depends on its ability to successfully raise additional financing and ultimately achieve profitable operations. The Company has no regular cash inflows from its operating activities and does not have any revenues. Failure to realize additional funding, as required, could result in the further delay, indefinite postponement or abandonment of exploration and development of the Ventanas property. It could also inhibit the Company’s ability to find suitable acquisition opportunities or to complete an acquisition if one is found.

2.	Significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and reflect the following significant accounting policies:

(a)	Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Mexican subsidiary Mala Noche Resources, S.A. de C.V. All intercompany accounts and transactions have been eliminated.

Mala Noche Resources Corp.
(formerly Apoka Capital Corporation)
Notes to the consolidated financial statements
Years ended December 31, 2009 and 2008
(In Canadian dollars)

2.	Significant accounting policies (continued)

	(b)	Measurement uncertainties

The preparation of the financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from those estimates.

Significant estimates used in the preparation of these financial statements include, but are not limited to, recoverability of receivables, useful lives of fixed assets, accounting for stock-based compensation, accounting for income taxes and determination of impairment of mineral interests.

	(c)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of 90 days or less. The Company had no cash equivalents at December 31, 2009 and 2008.

	(d)	Mineral interests

The Company is in the exploration stage and defers all expenditures related to its mineral properties until such time as the properties are put into commercial production, sold or abandoned. Under this method, all amounts shown as mineral property represent costs incurred to date less amounts amortized and/or written off and do not necessarily represent present or future values.

If the properties are put into commercial production, the expenditures will be depleted on a unit of production basis based upon the proven reserves available. If the properties are sold or abandoned, the expenditures will be charged to operations. The Company does not accrue the estimated future costs of maintaining in good standing its mineral properties.

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as mineral property or cost recoveries when the payments are made or received.

The Company reviews the carrying value of its mineral interests whenever events or changes in circumstances indicate that the carrying value may exceed the estimated recoverable amount determined by reference to estimated undiscounted future cash flows. The recoverability of amounts shown is dependent upon the discovery of economically recoverable mineral reserves, the ability of the Company to finance the development of the properties, and the future profitable production or proceeds from the disposition thereof. When the carrying value of mineral interests exceeds the related undiscounted cash flows, the mineral interests are written down to their estimated fair value, which is determined using discounted cash flows.

Vehicles and equipment are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets, which are as follows:

Vehicles	4 years
Office, camp, geology and other equipment	8 – 10 years
Electrical installations	20 years
Computer equipment	3 years

Mala Noche Resources Corp.
(formerly Apoka Capital Corporation)
Notes to the consolidated financial statements
Years ended December 31, 2009 and 2008
(In Canadian dollars)

2.	Significant accounting policies (continued)

	(e)	Asset retirement obligations

The Company recognizes the fair value of liabilities for asset retirement obligations and site rehabilitation costs in the period in which they are incurred, when a reasonable estimate of their fair value can be made. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of that asset and the cost is amortized as an expense over the economic life of the related asset. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows to settle the obligation. The Company has only performed preliminary exploratory work on its mineral property and has not incurred significant asset retirement obligations in the current year or prior periods.

	(f)	Foreign currency translation

The Company’s foreign operations are considered integrated with those of the parent. The financial statements of the foreign operations are translated into Canadian dollars using the temporal method. This method translates monetary assets and liabilities at the rate of exchange at the balance sheet date and non-monetary assets and liabilities at historical exchange rates. Expenses are translated at the average exchange rates prevailing during the period except for amortization, which is translated at the historical rates associated with the assets being amortized. Gains and losses from translation are included in operations for the period.

	(g)	Income taxes

The Company accounts for income taxes under the asset and liability method of accounting. Under this method, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of tax losses carried forward that are more likely than not to be realized. Future income tax assets and liabilities are measured using substantively enacted rates that are expected to be effective when realized or settled. The net change in recorded future income tax assets and liabilities is recognized in operations in the period in which the change occurs, including any change in the applicable future tax rates.

	(h)	Loss per share

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. For this purpose, the treasury stock method is used for the assumed proceeds upon the exercise of stock options and warrants that are used to purchase common shares at the average market price during the period. For the years ended December 31, 2009 and 2008, all outstanding stock options and warrants were anti- dilutive.

Mala Noche Resources Corp.
(formerly Apoka Capital Corporation)
Notes to the consolidated financial statements
Years ended December 31, 2009 and 2008
(In Canadian dollars)

2.	Significant accounting policies (continued)

	(i)	Stock-based compensation

The Company uses the fair value method to account for stock options granted to directors, officers, employees and consultants. Under this method, the fair value of options at the date of grant, determined using the Black Scholes option pricing model, is charged to operations, with an offsetting credit to contributed surplus. The fair value of options is expensed on a straight-line basis over the vesting period of the options. If and when the stock options are exercised, the applicable amounts of contributed surplus are transferred to share capital.

	(j)	Financial instruments

All financial instruments are required to be measured at fair value on initial recognition, except for certain related party transactions. Measurement in subsequent periods depends upon whether the financial instrument is classified as held-for- trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities. Financial instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized in the statement of operations. Available-for- sale financial instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, are measured at amortized cost. Transaction costs related to financial assets and liabilities are added to the acquisition or issue cost, unless the financial instrument is classified as held-for-trading, in which case transaction costs are recognized immediately in operations.

The Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Receivable amounts are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other liabilities, which are measured at amortized cost. The Company has no derivative financial instruments.

3.	Adoption of new accounting policies

On January 1, 2009, the Company adopted The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets (“Section 3064”), which replaced Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The most significant impact of applying Section 3064 to the Company when accounting for a mine in the pre-operating period is changing from evaluating when commercial production commences to instead evaluating the date commissioning of the mine is completed and in use in the manner intended by management. The adoption of Section 3064 did not have a material impact on these consolidated financial statements.

In January 2009, the CICA issued Emerging Issues Committee (“EIC”) Abstract 173 - Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”) which provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 is applicable for the Company’s financial statements effective January 1, 2009, with retroactive application. The adoption of EIC-173 did not have a material impact on these consolidated financial statements.

Mala Noche Resources Corp.
(formerly Apoka Capital Corporation)
Notes to the consolidated financial statements
Years ended December 31, 2009 and 2008
(In Canadian dollars)

3.	Adoption of new accounting policies (continued)

In March 2009, the CICA issued EIC Abstract 174 - Mining Exploration Costs (“EIC-174”) which amends EIC-126 - Accounting by Mining Enterprises for Exploration Costs, to provide additional guidance for mining exploration enterprises on the accounting for capitalization of exploration costs and when an impairment test of these costs is required. EIC-174 is applicable for the Company’s financial statements effective January 1, 2009, with retroactive application. The adoption of EIC-174 did not have a material impact on these consolidated financial statements.

In June 2009, the CICA amended Handbook Section 3862 – Financial Instruments – Disclosures to enhance fair value and liquidity risk disclosures. Section 3862 now requires that all financial instruments measured at fair value be categorized into one of three hierarchy levels, based on the transparency of the inputs used to measure the fair values of financial assets and liabilities:

Level 1 –	inputs are unadjusted quoted prices in active markets for identical instruments;

Level 2 –	inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 –	inputs that are not based on observable market data.

The classification of a financial instrument in the hierarchy is based on the lowest level of input that is significant to the measurement of fair value. The additional disclosures required by the adoption of these amendments are included in Note 9.

In August 2009, the CICA amended Section 3855, Financial Instruments-Recognition and Measurement to provide additional guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category, amend the definition of loans and receivables, amend the categories of financial assets into which debt instruments are required or permitted to be classified, amend the impairment guidance for held-to-maturity debt instruments and require reversal of impairment losses on available-for-sale debt instruments when conditions have changed. The additional guidance on assessment of embedded derivatives is applicable for reclassifications made on or after July 1, 2009. All other amendments are applicable as of January 1, 2009. The adoption of these amendments did not have a material impact on these consolidated financial statements.

Future accounting policies

In January 2009, the CICA issued Handbook Sections 1582, Business Combinations, (“Section 1582”), 1601, Consolidated Financial Statements, (“Section 1601”) and 1602, Non-controlling Interests, (“Section 1602”) which replaced CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that are equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).

Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Sections 1601 and 1602 are applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of these sections is permitted, provided all three sections are adopted at the same time. The Company is evaluating the impact of the adoption of these sections on its consolidated financial statements.

Mala Noche Resources Corp.
(formerly Apoka Capital Corporation)
Notes to the consolidated financial statements
Years ended December 31, 2009 and 2008
(In Canadian dollars)

3.	Adoption of new accounting policies (continued)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly-listed companies will adopt IFRS for interim and annual financial statements relating to fiscal years commencing on or after January 1, 2011. The transition to IFRS will require a restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. IFRS uses a conceptual framework similar to GAAP, but there are significant differences in recognition, measurement and disclosure requirements. The Company continues to evaluate the financial statement impact of transitioning from GAAP to IFRS.

4.	Qualifying transaction

As described in Note 1, on October 29, 2008, Apoka completed its Qualifying Transaction by acquiring 100% of the outstanding shares of MNR. Pursuant to the transaction, MNR shareholders received one share of Apoka for each MNR share held. An aggregate of 19,580,783 shares of the Company were issued in exchange for the 19,580,783 MNR shares. As a result, the Company had 24,580,783 common shares outstanding on October 29, 2008, given the 5,000,000 Apoka shares issued and outstanding at the time of the Qualifying Transaction.

This transaction was recorded as a capital transaction in substance rather than a business combination; that is, the transaction was equivalent to the issuance of shares by MNR for the net monetary assets of the Company, accompanied by a recapitalization of MNR.

The net monetary assets of Apoka at the time of the transaction were as follows:

Cash	$322,480
Receivables	6,131
Accounts payable and accrued liabilities	(17,990)
$310,621

MNR incurred transaction costs of $75,441 related to the Qualifying Transaction which were recorded as a charge to deficit in 2008.

Prior to the Qualifying Transaction, on July 29, 2008, MNR granted 3,850,000 fully vested stock options to directors, employees, and consultants with an exercise price of $0.10 per option for a period of five years. This was the same price as the common shares issued in a non-brokered private placement completed on July 17, 2008 (Note 6). The fair value of these options was recorded as an expense and credited to contributed surplus, and calculated as $234,659 ($0.061 per option), using the Black-Scholes option pricing model with the following assumptions:

Expected life of the options:	5 years
Risk free interest rate:	3.35%
Volatility:	71.30%
Dividend yield:	0%

As agreed with the TSXV under the terms of the Qualifying Transaction, these stock options were cancelled and re-issued on October 29, 2008 with the same terms except that the exercise price was changed to $0.21, which was the closing market price of Apoka’s common shares on the last day of trading before the Qualifying Transaction. Accordingly, the Company re-measured the fair value of these stock options using the Black-Scholes option pricing model with the following assumptions:

Expected life of the options:	4.75 years
Risk free interest rate:	2.80%
Volatility:	80.81%
Dividend yield:	0%

Mala Noche Resources Corp.
(formerly Apoka Capital Corporation)
Notes to the consolidated financial statements
Years ended December 31, 2009 and 2008
(In Canadian dollars)

4.	Qualifying transaction (continued)

The resulting calculated fair value of the re-issued stock options was $522,405. The Company recorded the incremental difference of $287,746 over the original value of $234,659 as additional stock-based compensation in the 2008 statement of operations with a credit to contributed surplus.

Apoka had 500,000 fully-vested stock options and 200,000 fully-vested agent’s warrants, each with an exercise price of $0.15, outstanding at the time of the Qualifying Transaction. Stock options for 425,000 shares were exercised, and the remaining options for 75,000 shares expire on February 27, 2013. The agent’s warrants expire on July 17, 2010.

The fair value of the options on October 29, 2008, was calculated at $50,390 using the Black- Scholes option pricing model with the following assumptions:

Expected life of the options (weighted average)	1.5 years
Risk free interest rate	2.80%
Volatility	80.81%
Dividend yield	0%

The fair value of the agent’s warrants on October 29, 2008, was calculated at $21,595 using the Black-Scholes option pricing model with the following assumptions:

Expected life of the warrants	1.75 years
Risk free interest rate	2.07%
Volatility	79.82%
Dividend yield	0%

The resulting $71,985 calculated fair value of the stock options and agent’s warrants was recorded as a credit to contributed surplus in 2008 and a reduction in the value attributed to the existing Apoka common shares, which was based on the net monetary assets of Apoka at the time of the Qualifying Transaction.

5.	Mineral interests

On May 8, 2007, the Company entered into an option agreement as amended on August 7, 2008 (the “Agreement”) and further amended on April 6, 2010 (Note 11) with Desarrollos Mineros San Luis, S.A. de C.V. ("San Luis"), a Mexican corporation, to acquire up to a 70% interest in the Ventanas project (the “Property”), in the state of Durango, Mexico. The ultimate parent company of San Luis is Goldcorp Inc. The agreement with San Luis has two parts ("First Option" and "Second Option").

The First Option will enable the Company to acquire a 49% undivided interest in the Property by spending an aggregate amount of US$5,000,000 as follows:

	(a)	on or before May 8, 2011, the Company shall have incurred exploration expenses of an aggregate amount of US$2,500,000; and

	(b)	on or before May 8, 2012, the Company shall have incurred exploration expenses of US$5,000,000, including the amounts in (a).

The Second Option will enable the Company to acquire an additional 21% undivided interest in the Property by spending an additional aggregate amount of US$3,000,000 as follows:

	(c)	on or before the first anniversary of the having earned the First Option, the Company shall have incurred additional exploration expenses of an aggregate amount of US$1,500,000; and

Mala Noche Resources Corp.
(formerly Apoka Capital Corporation)
Notes to the consolidated financial statements
Years ended December 31, 2009 and 2008
(In Canadian dollars)

5.	Mineral interests (continued)

	(d)	on or before the second anniversary of having earned the First Option, the Company shall have incurred additional exploration expenses of US$3,000,000, including the amounts in (c).

If the Company exercises the Second Option, for a period of 90 days following the date of exercise of the Second Option, San Luis shall have the right to acquire from the Company an undivided 30% beneficial interest in the Property, such that San Luis will thereafter have an undivided 60% beneficial interest in the Property and the Company will have an undivided 40% beneficial interest in the Property, by paying the Company an amount equal to US$16,000,000 less the amount of all maintenance costs paid by San Luis during the period of the First Option and Second Option.

	December 31, 2009			December 31, 2008
	Cost	Accumulated	Net book	Cost	Accumulated	Net book
		amortization	value		amortization	value
	$	$	$	$	$	$

Mineral property	1,481,505	-	1,481,505	1,351,362	-	1,351,362
Vehicles and equipment	233,923	(52,372)	181,551	233,388	(15,037)	218,351
	1,715,428	(52,372)	1,663,056	1,584,750	(15,037)	1,569,713

All mineral interest costs qualify as exploration expenses under the Agreement. As at December 31, 2009, the Company had incurred the equivalent of US$1,594,028 in aggregate exploration expenses, leaving a minimum of US$905,972 to be incurred by May 8, 2011 to maintain the First Option in good standing.

6.	Share capital

	(a)	Common shares and preference shares

Authorized

		i)	Unlimited common shares without par value

		ii)	Unlimited preferred shares, issuable in series with special rights and restrictions attached

Issued and fully paid

58,848,283 common shares

Mala Noche Resources Corp.
(formerly Apoka Capital Corporation)
Notes to the consolidated financial statements
Years ended December 31, 2009 and 2008
(In Canadian dollars)

6.	Share capital (continued)

	(a)	Common shares and preference shares (continued)

Share issuances

i)

On July 2, 2009, the Company closed a brokered private placement of 30,000,000 Units at a price of $0.06 per Unit for gross proceeds of $1,800,000. Each Unit comprised one common share of the Company and one-half of one share purchase warrant. A full warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.10 per share until July 2, 2011. A portion of the gross proceeds was allocated to the warrants based on their relative fair value, which was estimated at $454,206 ($0.03 per warrant). The broker received 3,000,000 agent’s warrants, each of which entitles the holder to purchase one common share of the Company at an exercise price of $0.08 per share until July 2, 2011. The fair value of the agent’s warrants was estimated at $432,115 ($0.14 per warrant) and allocated to share issue costs. Other costs of issuance of the Units were $176,283, of which $44,482 was allocated to the Unit holders’ warrants. The fair value of the Unit holders’ and agent’s warrants was estimated using the Black–Scholes option pricing model with the following assumptions:

Expected life of the warrants	2 years
Risk free interest rate	1.24%
Volatility	97.17%
Dividend yield	0%

Directors and officers of the Company, including entities controlled by them, purchased an aggregate of 2,799,999 Units.

ii)
On January 15, 2009, the Company closed a private placement of 3,692,500 common shares at a price of $0.10 per share for gross proceeds of $369,250. The cost of issuance of these shares was $11,965. Of the total amount received, $180,000 had been received as share subscriptions prior to December 31, 2008. Directors and officers of the Company, including entities controlled by them, purchased an aggregate of 2,142,500 common shares.

iii)
On July 17, 2008, the Company closed a private placement of 11,320,250 common shares at a price of $0.10 per share for gross proceeds of $1,132,025. The cost of issuance of these shares was $10,697. Directors and officers of the Company, including entities controlled by them, purchased an aggregate of 3,895,250 common shares.

Escrow agreements

As at December 31, 2009, an aggregate of 7,311,666 common shares remain in escrow pursuant to the following agreements:

i)	3,000,000 common shares that were originally issued by Apoka were subject to an escrow agreement dated May 26, 2008, pursuant to which, 10% would be released upon completion of the Qualifying Transaction, and 15% every six months thereafter. As at December 31, 2009, 1,800,000 of these shares remain in escrow.

Mala Noche Resources Corp.
(formerly Apoka Capital Corporation)
Notes to the consolidated financial statements
Years ended December 31, 2009 and 2008
(In Canadian dollars)

6.	Share capital (continued)

	(a)	Common shares and preference shares (continued)

Escrow agreements (continued)

ii)

All of the 760,049 common shares issued on September 17, 2007 at a price of $0.01 per share, 2,234,284 of the shares issued through the non-brokered private placement of September 21, 2007 at a price of $0.05 per share, and 3,895,250 of the common shares issued on July 17, 2008 at a price of $0.10 per share, were issued to directors and officers of the Company. These shares are subject to an escrow agreement pursuant to which the shares will be released from escrow in six month intervals, with 5% of the aggregate amount released on October 29, 2008 and April 29, 2009; 10% released on October 29, 2009 and April 29, 2010; 15% released on October 29, 2010 and April 29, 2011; and the remaining 40% on October 29, 2011. This escrow agreement was subject to the TSXV bulletin dated November 3, 2008, temporary relief measures, permitting accelerating the release from escrow to follow the same calendar as a Tier 1 company. As at December 31, 2009, 5,511,666 of these shares remain in escrow.

iii)

The remaining 7,425,000 common shares issued on July 17, 2008 at a price of $0.10 per share, were subject to escrow, with 20% released on October 29, 2008, and 20% every month thereafter. As at December 31, 2009, these shares have been fully released from escrow.

	(b)	Stock options

On October 21, 2008, the Board of Directors of the Company adopted a stock option incentive plan (the “2008 Plan”) which has a fixed reserve equal to 20% of the Company’s issued share capital on completion of the Qualifying Transaction (4,916,157 common shares). The 2008 Plan was approved by shareholders at a special meeting held on November 3, 2008 and replaced the Company’s prior 10% rolling stock option plan.

Stock options granted pursuant to the 2008 Plan will terminate within 90 days of the option holder ceasing to act as a director, officer, employee or consultant of the Company or any of its affiliates, unless such cessation is on account of death, disability or termination of employment with cause. If such cessation is on account of disability or death, the stock options terminate on the first anniversary of such cessation, and if it is on account of termination of employment with cause, the stock options terminate immediately. The 2008 Plan also provides for adjustments to outstanding stock options in the event of any consolidation, subdivision, conversion or exchange of the Company’s shares. All stock options granted under the 2008 Plan are non-assignable and non-transferrable.

On July 9, 2009, the Company’s board of directors amended the 2008 Plan to increase the number of common shares reserved for issuance thereunder from 4,916,157 to 11,654,657, representing 20% of the issued common shares after the July 2, 2009 private placement, and further, to extend the maximum term of options from five to ten years in accordance with the recently revised policies of the TSXV. This amendment is subject to shareholder approval.

Mala Noche Resources Corp.
(formerly Apoka Capital Corporation)
Notes to the consolidated financial statements
Years ended December 31, 2009 and 2008
(In Canadian dollars)

6.	Share capital (continued)

	(b)	Stock options (continued)

Also on July 9, 2009, the Company granted an aggregate 6,400,000 incentive stock options to its directors, officers and consultants pursuant to the 2008 Plan, amended as described above, of which 900,000 were vested and exercisable on the date of grant for a term of five years to July 9, 2014, and 5,500,000 were subject to vesting provisions such that 40% vest on the date of grant and the balance vest as to 30% on each of July 9, 2010 and July 9, 2011, thereafter being vested and exercisable for a term of ten years to July 9, 2019. The options are exercisable at a price of $0.135 per share, which was the stock price on the date of grant. The 5,500,000 options subject to vesting provisions cannot be formally granted until amendments to the 2008 Plan have been approved by the Company’s shareholders and are deemed not granted until such approval is obtained. The value of these options will be determined when they are deemed granted.

The fair value of the 900,000 vested options was recorded as an expense and credited to contributed surplus, and calculated as $82,191 ($0.0913 per option), using the Black-Scholes option pricing model with the following assumptions:

Expected life of options	5 years
Risk free interest rate	2.42%
Volatility	84.65%
Dividend yield	0%

During the year ended December 31, 2009, an aggregate of 425,000 stock options were exercised at an exercise price of $0.15 for proceeds of $63,750.

As at December 31, 2009, the following stock options were outstanding:

Amount	Exercise price	Expiry date
	($)
75,000	0.15	February 27, 2013
3,400,000	0.21	July 29, 2013
900,000	0.135	July 9, 2014
4,375,000

	Number of options	Weighted average exercise price
		$

Outstanding at January 1, 2008	-	-
Granted	4,350,000	0.20
Outstanding and exercisable at December 31, 2008	4,350,000	0.20
Granted	900,000	0.135
Forfeited	(450,000)	0.21
Exercised	(425,000)	0.15
Outstanding and exercisable at December 31, 2009	4,375,000	0.19

Mala Noche Resources Corp.
(formerly Apoka Capital Corporation)
Notes to the consolidated financial statements
Years ended December 31, 2009 and 2008
(In Canadian dollars)

6.	Share capital (continued)

	(b)	Stock options (continued)

In addition, stock options for 5,500,000 shares with an exercise price of $0.135 and expiry date of July 9, 2019 are subject to shareholder approval.

	(c)	Warrants

During the year ended December 31, 2009, an aggregate of 150,000 share purchase warrants were exercised at an exercise price of $0.10 per warrant, for proceeds of $15,000.

As at December 31, 2009, the following share purchase warrants were outstanding:

Amount	Exercise price	Expiry date
	($)
200,000*	0.15	July 17, 2010
3,000,000*	0.08	July 2, 2011
14,850,000	0.10	July 2, 2011
18,050,000
* Agents’ warrants

7.	Segmented information

The Company operates in one segment, being mineral exploration. The Company’s mineral properties, vehicles and equipment are located in Mexico.

8.	Capital management

The capital of the Company consists of the items included in shareholders’ equity. The Company’s objectives when managing capital are to maintain investor and market confidence and provide returns for shareholders while safeguarding the Company’s ability to continue as a going concern. In addition, the Company manages its capital in order to support the acquisition, exploration and development of mineral properties. The Company is not subject to any externally imposed capital requirements.

The Company manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets. To meet its capital risk objectives, the Company may, from time to time, attempt to issue shares or dispose of assets.

9.	Financial instruments and risk management

The Company’s financial instruments comprise cash, receivables and accounts payable and accrued liabilities. Cash and cash equivalents, which the Company has designated as held-for- trading, are measured at fair value. Pursuant to the hierarchy (see Note 3) that classifies financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate fair value, cash is classified as Level 1. The other financial instruments are carried at amortized cost, which approximates fair value due to their short-term nature. The Company’s financial instruments are exposed to certain risks, as summarized below.

Mala Noche Resources Corp.
(formerly Apoka Capital Corporation)
Notes to the consolidated financial statements
Years ended December 31, 2009 and 2008
(In Canadian dollars)

9.	Financial instruments and risk management(continued)

Currency risk

The Company’s functional currency is the Canadian dollar, which is exposed to fluctuations against other currencies. The Company’s mineral interests are located in Mexico and many of its expenditures and obligations are denominated in Mexican pesos. The Company maintains its principal office in Canada, maintains cash accounts in Canadian and US dollars and Mexican pesos, and has monetary assets and liabilities in Canadian and US dollars and Mexican pesos. The currency exchange rate between Canadian dollars and US dollars and Mexican pesos fluctuated from a low of US$0.77 and MXP$10.62 to a high of US$0.98 and MXP$12.78 for C$1 during calendar 2009. As such, the Company’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and operating results of the Company. The Company does not use derivative instruments to reduce its exposure to currency risk, however, management does not believe exposure to currency risk is significant.

Credit risk

The Company’s credit risk is limited to its investment in cash and receivables. The Company holds its cash with reputable international financial institutions where it also maintains its bank accounts. Receivables consist primarily of goods and services tax due from the Federal Government of Canada and Mexican value added tax (IVA) due from the Government of Mexico. Management believes the risk of loss due to the credit worthiness of its counterparties is remote.

Interest rate

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company has very limited interest rate risk as it holds no interest-bearing financial obligations or assets.

Liquidity risk

The Company’s financial instruments are not exposed to liquidity risk as it has sufficient working capital to meet its current obligations. More broadly, the Company’s ability to continue as a going concern is dependent on management’s ability to raise the funds required through future equity or debt financings, asset sales or exploration option agreements, or a combination thereof. The Company has no regular cash inflows from its operating activities. The Company manages its liquidity risk by forecasting cash flow requirements for its planned development, exploration and corporate activities and anticipating investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of annual budgets and significant expenditures and commitments. Failure to realize additional funding, as required, could jeopardize the Company’s ability to develop its mineral interests or complete an acquisition opportunity.

Mala Noche Resources Corp.
(formerly Apoka Capital Corporation)
Notes to the consolidated financial statements
Years ended December 31, 2009 and 2008
(In Canadian dollars)

10.	Income taxes

	(a)	A reconciliation of income taxes at the statutory rate to the actual income tax provision is as follows:

	2009	2008
	$	$

Loss before income taxes	874,080	755,165

Statutory tax rate	30.00%	31.00%
Expected income tax recovery	262,224	234,101
Share issue costs	12,109	841
Non-deductible expenditures	(40,893)	(178,413)
Effect of different tax rates in foreign jurisdictions	2,137	-
Unrecognized benefit of losses carried forward	(235,577)	(56,529)
Income tax provision	-	-

(b)	Future income taxes

The significant components of the Company’s future tax assets are as follows:

		2009		2008
		$		$

Non-capital losses		261,793		60,532
Share issue costs		39,541		3,187
Valuation allowance		(301,334)		(63,719)
Future income tax asset		-		-

The Company has the following non-capital losses for income tax purposes which may be used to reduce future taxable income in Canada and Mexico:

Expiry		Canada		Mexico
	$		$
2027		95,105		-
2028		171,420		20,778
2029		742,974		37,673
		1,009,499		58,451

Mala Noche Resources Corp.
(formerly Apoka Capital Corporation)
Notes to the consolidated financial statements
Years ended December 31, 2009 and 2008
(In Canadian dollars)

11.	Subsequent events

(a)

Subsequent to December 31, 2009, the Company issued 1,125,000 common shares pursuant to the exercise of 833,333 share purchase warrants with an exercise price of $0.10 per warrant, and 291,667 agents’ warrants with an exercise price of $0.08 per warrant, for aggregate proceeds of $106,667.

	(b)	On April 6, 2010, the Company and San Luis amended the option agreement on the Ventanas project to extend the term of the First Option by one year (Note 5).